Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

LYNROCK LAKE LP
(On Behalf of Lynrock Lake Master Fund LP)

Sale of Ordinary Shares	(800)	14.1738	07/14/2026
Sale of Ordinary Shares	(73)	14.1500	07/14/2026
Sale of Ordinary Shares	(4,126)	14.1683	07/15/2026
Sale of Ordinary Shares	(642)	14.2224	07/15/2026
Sale of Ordinary Shares	(1,951)	13.8868	07/17/2026
Sale of Ordinary Shares	(20,631)	13.7086	07/20/2026
Sale of Ordinary Shares	(24,042)	13.5285	07/21/2026
Sale of Ordinary Shares	(30,879)	13.1253	07/22/2026
Sale of Ordinary Shares	(67,491)	12.9348	07/23/2026
Sale of Ordinary Shares	(7,991)	12.7622	07/23/2026
Sale of Ordinary Shares	(11,100)	13.0631	07/24/2026